Exhibit 99.1

Apollomics Reports Full Year 2025 Financial Results and Provides Clinical Updates and Business Progress

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Phase 2 studies ongoing to advance global development of vebreltinib, a highly potent, de-risked and differentiated c-MET Inhibitor with best-in-class and first-in-class potential.
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To date, more than 600 patients and 170 healthy volunteers have been dosed with vebreltinib in clinical trials.
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Phase 2/3 IND submission for development of vebreltinib in combination with an EGFR inhibitor in the U.S. and select Asian countries for the treatment of NSCLC.

FOSTER CITY, CALIF. – April 27, 2026 – Apollomics Inc. (Nasdaq: APLM), a clinical-stage biopharmaceutical company advancing innovative oncology therapies to transform the treatment landscape for patients with few or no options, today announced financial results for the full year ended December 31, 2025.

“Our primary focus is to advance the global development of vebreltinib for the treatment of patients with c-MET alterations across different tumors,” said Hung-wen (Howard) Chen, Chief Executive Officer of Apollomics. “Based on guidance from the U.S. Food and Drug Administration (FDA), we anticipate submitting an Investigational New Drug Application for accelerated approval of vebreltinib for second-line treatment for non-small cell lung cancer (NSCLC) patients with c-MET amplification in the first half of 2027.”

Pipeline Update

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Vebreltinib (APL-101) – a highly specific, CNS-penetrant c-MET inhibitor for treating NSCLC, brain tumors, and other solid tumors with MET dysregulation. It also shows significant potential in combination regimens, particularly with EGFR inhibitors.
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The China rights of APL-101 were out-licensed to Apollomics’ partner, Beijing Avistone Biotechnology Co., Ltd., while Apollomics retains the global (ex-China) rights.
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Vebreltinib has been approved by China’s National Medical Products Administration (NMPA) for three distinct indications: METex14 skipping NSCLC, MET-amplified NSCLC, and PTPRZ1-MET fusion high-grade gliomas. Notably, it is the first c-MET inhibitor approved for the latter two conditions.
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The Company is advancing global development of vebreltinib, prioritizing NSCLC with c-MET amplification while expanding its application across diverse MET alterations and tumor types. Simultaneously, the Company is investigating strategic combinations with other tumor inhibitors to fully maximize vebreltinib’s therapeutic potential.
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The Phase 2 component of the SPARTA clinical study, APL-101-01, is an ongoing open-label multi-cohort study for evaluation of efficacy and safety of vebreltinib for the treatment of a number of solid tumors, including NSCLC with MET Exon 14 skipping, NSCLC with c-MET amplification, brain tumors with MET fusion or MET amplification and other solid tumors with MET amplification or MET fusion. Apollomics is currently conducting the ongoing Phase 2 portion of the global SPARTA study at approximately 25 study sites in over 10 countries in North America, Europe and Asia-Pacific. As of April 2026, over 282 subjects have enrolled in the SPARTA study.
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Interim efficacy and safety data from the global multi-cohort Phase 2 SPARTA trial and from the multi-cohort Phase 2 KUNPENG trial demonstrated that vebreltinib appeared efficacious in NSCLC patients with MET Exon14 skipping mutation with or without co-occurring MET amplification.
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In March 2025, the Company announced a development and commercialization agreement for vebreltinib with LaunXP International Co., Ltd., an affiliate of LaunXP Biomedical Co., Ltd (Collectively, “LaunXP”). LaunXP will receive exclusive development and commercialization rights for vebreltinib in combination with an EGFR inhibitor in Asia (excluding mainland China, Hong Kong and Macau) for the treatment of NSCLC.
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Apollomics is committed to expanding its clinical pipeline through ongoing collaborations with global partners. These efforts will focus on investigating new combination therapies that maximize vebreltinib’s efficacy, ensuring the asset’s potential is fully realized across diverse patient populations.

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Immuno-Oncology Product Candidates
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APL-501 (Anti-PD-1 antibody): APL-501 is an investigational, humanized, IgG4 monoclonal antibody that selectively binds to PD-1 on T lymphocytes and other immune cells. The China rights of APL-501 were out-licensed to Apollomics’ partner, Edding Genor Group Holdings Ltd., while Apollomics retains the global (ex-China) rights. Data from a Phase 1 study in advanced or relapsed/refractory solid tumors in Australia are currently being analyzed.
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APL-502 (benmelstobart, anti-PD-L1 antibody): APL-502 is a novel IgG1 humanized monoclonal antibody against PD-L1. The China rights of APL-502 were out-licensed to Apollomics’ partner, Chia Tai-Tianqing Pharmaceutical Holdings Co., Ltd. (CTTQ), while Apollomics retains the global (ex-China) rights.
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APL-502 (also known as TQB-2450 in China) has been approved by China’s NMPA for three distinct indications: extensive-stage small cell lung cancer, recurrent/metastatic endometrial cancer, and late-stage unresectable or metastatic renal cell carcinoma. Ongoing clinical trials include the following tumor types: NSCLC, esophageal cancer, ovarian cancer, hepatocellular carcinoma, cholangiocarcinoma, primary mediastinal large B cell lymphoma, and alveolar soft part sarcoma.

Business Highlights

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New senior management team: In September 2025, Apollomics appointed a new management team, led by Hung-wen (Howard) Chen, Chief Executive Officer, and Yi-kuei (Alex) Chen, Chief Operating Officer, and Peter Lin, Chief Financial Officer.
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Positive Turnaround Developments: With the appointment of a new board of directors and management team, the Company has made meaningful progress executing its strategic turnaround plan. In 2025, the Company successfully implemented significant cost reduction initiatives to streamline operations and enhance financial discipline. In parallel, Apollomics has strengthened its financial and legal position through the resolution of legacy matters, including the settlement of the Cayman litigation in November 2025, and the clearance of substantial outstanding legal and clinical program-related obligations. Furthermore, Apollomics has a renewed commitment to advancing its pipeline, including the relaunch of a previously paused clinical program for vebreltinib.

Full Year 2025 Financial Results

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Cash, cash equivalents, bank deposits and money market funds as of December 31, 2025, were approximately $3.3 million, compared with $9.8 million as of December 31, 2024. In September 2025, the Company raised $4.1 million in a private investment in public equity (PIPE) financing, before transaction expenses.
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Revenue for the full year 2025 was $8.5 million compared to $0 for full year 2024. Revenue in 2025 is a result of the upfront payment related to the LaunXP licensing agreement for the development and commercialization in Asia (excluding mainland China, Hong Kong and Macau) of vebreltinib.
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Research and development expenses were approximately $5.5 million for full year 2025, compared to approximately $24.6 million for full year 2024.
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General and administrative expenses were approximately $12.4 million forfull year 2025, compared to approximately $17.8 million for full year 2024.
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Net loss for the full year 2025 was $(10.9) million, or $(7.57) per diluted share, compared with a net loss of $(53.9) million, or $(52.80) per diluted share, for the full year 2024.
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As part of its strategic turnaround plan, Apollomics significantly reduced costs and expenses in 2025 compared to the previous year. For the full year 2025, operating expenses were $19.8 million compared to $55.7 million for the prior year, representing a 64% decrease year-over-year.

About Apollomics Inc.

Apollomics Inc. is an innovative clinical-stage biopharmaceutical company focused on the discovery and development of oncology therapies with the potential to be combined with other treatment options to harness the immune system and target specific molecular pathways to inhibit cancer. Apollomics’ lead program is vebreltinib (APL-101), a potent, selective c-MET inhibitor for the treatment of non-small cell lung cancer and other advanced tumors with c-MET alterations, which is currently in a Phase 2 multicohort clinical trial in the United States and other countries.

For more information, please visit http://www.apollomics.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release includes statements that constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements, other than statements of present or historical fact included in this press release, regarding Apollomics’ strategy, prospects, plans, objectives and anticipated outcomes from the development and commercialization of vebreltinib are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “seek,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. In addition, Apollomics cautions you that the forward-looking statements contained in this press release are subject to unknown risks, uncertainties and other factors, including those risks and uncertainties discussed in the Annual Report on Form 20-F for the year ended December 31, 2025, filed by Apollomics Inc. with the U.S. Securities and Exchange Commission (“SEC”) under the heading “Risk Factors” and the other documents filed, or to be filed, by Apollomics with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Apollomics has filed and will file from time to time with the SEC. Forward-looking statements speak only as of the date made by Apollomics. Apollomics undertakes no obligation to update publicly any of its forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable law.

Investor Contacts

Peter Lin, Chief Financial Officer

Apollomics, Inc.

1-650-209-4055

peter.lin@apollomicsinc.com

Peter Vozzo

ICR Healthcare

Peter.Vozzo@icrhealthcare.com

1-443-213-0505

APOLLOMICS INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(All amounts in thousands of $, except for per share data)

	Years Ended December 31,
	2025	2024	2023
	$	$	$
Revenue	$8,500	$—	$—
Other income	494	1,489	1,217
Foreign exchange (losses) gains	(141)	145	1,191
Fair value change of financial assets at FVTPL	—	198	821
Fair value change of financial liabilities at FVTPL	(22)	222	1,597
Fair value change of convertible preferred shares	—	—	(76,430)
Research and development expenses	(5,531)	(24,566)	(34,193)
Administrative expenses	(12,442)	(17,768)	(20,641)
Impairment of intangible assets	(1,717)	(13,000)	—
Finance costs	(65)	(179)	(150)
Other expense	(12)	(140)	(46,003)
Loss before taxation	(10,936)	(53,599)	(172,591)
Income tax expenses	(3)	(259)	(10)
Loss and total comprehensive loss for the period, net of taxation, attributable to owners of the Company	(10,939)	(53,858)	(172,601)
Loss per share
Basic and diluted ($)	(7.57)	(52.80)	(231.99)

APOLLOMICS INC.

CONDENSED STATEMENTS OF FINANCIAL POSITION

(All amounts in thousands of $)

	As of December 31,
	2025	2024
	$	$
Non-current assets
Plant and equipment, net	$3	$92
Right-of-use assets	577	927
Intangible assets, net	—	1,737
Rental deposits	83	75
Total non-current assets	663	2,831
Current assets
Deposits, prepayments and deferred expenses	470	501
Accounts receivable	2,305	—
Cash and cash equivalents	3,276	9,766
Total current assets	6,051	10,267
Total assets	6,714	13,098
Current liabilities
Other payables and accruals	6,117	7,166
Lease liabilities, current portion	209	233
Total current liabilities	6,326	7,399
Net current (liabilities) assets	(275)	2,868
Total assets less current liabilities	388	5,699
Non-current liabilities
Lease liabilities, non-current portion	434	733
Warrant liabilities at fair value through profit and loss (“FVTPL”)	124	102
Other non-current liabilities	3,018	—
Total non-current liabilities	3,576	835
Net (liabilities) assets	$(3,188)	$4,864
Equity
Share capital	21	11
Share premium	670,384	666,528
Reserves	38,169	39,148
Accumulated deficits	(711,762)	(700,823)
Total (deficit) equity	$(3,188)	$4,864